

September 25, 2013

Via E-mail
Benjamin S. Miller
Fundrise 1539 7th Street NW, LLC
Fundrise Manager 1539 7th Street NW, LLC
7400 Beaufont Springs Drive, Suite 300
North Chesterfield, VA 23225

> **Re:** **Fundrise 1539 7th Street NW, LLC**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed September 17, 2013**
> **File No. 024-10360**

Dear Mr. Miller:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Part II – Offering Circular

Distributions, page 3

1.   We note your response to comment 10 and the revised disclosure on page 3. Please revise to add an additional sentence before the new disclosure that states that the timing and aggregate amount of cash distributions, if any, are generally at the sole discretion of the manager.

Key Financial Highlights, page 17

2.   We note your response to comment 13 of our letter dated August 23, 2013. Please discuss in your next amendment if you have begun the design or permitting process or if these activities are contingent upon completion of this offering.

The Manager, page 19

3.   We note your response to comment 4 of our comment letter dated August 23, 2013 and
        the related revisions to your offering circular regarding compensation and/or fees. Please
        revise your disclosure to indicate any fees that are incurred on a recurring basis rather
        than on a transaction basis.

Capital Resources and Liquidity, page 29

4.   We note your response to comment 3 of our comment letter dated August 23, 2013.
        Please also revise your disclosure on page 29 to identify the material terms pursuant to
        which Rise Development LLC currently provides asset management services to you. For
        example only, please identify and discuss the time period during which Rise
        Development has agreed to provide its services and any agreements with regard to the
        termination of the services of Rise Development.

Security Ownership of Certain Beneficial Owners and Management, page 31

5.   We note your response to comment 16 of our comment letter dated August 23, 2013. We
        also note your disclosure in the Class B membership interest beneficial ownership table
        that Benjamin Miler owns 50 Class B units, that Daniel Miller owns 42 Class B units and
        that the directors and officers as a group own 134 Class B units. Based on this
        disclosure, it appears that you have other officers and/or directors that own 42 Class B
        units. Please revise this tabular disclosure to include the information in the table for each
        of the three highest paid persons who are your officers and/or directors or for each of
        your officers and/or directors in the event none of your officers and/or directors have
        received a salary in the past twelve months or advise. Please refer to Item 10(a)(1) of
        Offering Circular Model B of Part II of Form 1-A.

Index to Financial Statements, page 41

6.   Please remove the review report of Ross and Associates, P.C. and all references to the
        review of your financial statements. Based upon your response to comment 17 of our
        letter dated August 23, 2013 and Ross's involvement in the preparation of your financial
        statements, it appears that Ross and Associates, P.C. is not independent. Therefore,
        reference to the firm as independent and the inclusion of their "Independent Accountant's
        Review Report" is not appropriate.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

Benjamin S. Miller
Fundrise 1539 7th Street NW, LLC
September 25, 2013
Page 3

       Notwithstanding our comments, in the event you request qualification of the offering statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       Please refer to Regulation A regarding requests for qualification. We will consider a written request for qualification of the offering statement as confirmation of the fact that those requesting qualification are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above offering statement. Please allow adequate time for us to review any amendment prior to the requested qualification of the offering statement.

       You may contact Kristi Marrone at (202) 551-3429 or Eric McPhee at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Beth Frohlichstein at (202) 551-3789 or me at (202) 551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: Max Kirschenbaum (Via E-mail)
       Marty Dunn, Esq. (Via E-mail)